

March 11, 2024

Fui Chu Lo
Chief Financial Officer
iOThree Limited
140 Paya Lebar Road #07-02
AZ @ Paya Lebar
Singapore 409015

>**Re: iOThree Limited**
>**Amendment No. 1 to Registration Statement on Form F-1**
>**Filed March 4, 2024**
>**File No. 333-276674**

Dear Fui Chu Lo:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 6, 2024 letter.

Amendment No. 1 to Registration Statement on Form F-1

Risk Factors
Risks Related to Being a Public Company, page 29

1.   We note your response to prior comment 1. Please revise your risk factor to acknowledge that Section 22 of the Securities Act grants concurrent jurisdiction to both state and federal courts for claims arising under the Securities Act and that Section 27 of the Exchange Act grants exclusive jurisdiction to the federal courts of the United States for claims arising under the Exchange Act.

Capitalization, page 38

2.   Please revise to disclose the number of ordinary shares authorized, issued and outstanding as of September 30, 2023 on a pro forma basis. Also, revise to reflect the appropriate

dollar amount of ordinary shares on a pro forma basis, which would appear to be $173,342.

Consolidated Financial Statements, page F-1

3. We note the changes you made to the financial statements as a result of prior comment 6. Please revise to include disclosures regarding the correction of errors for each period presented. The disclosures should include a description of the nature of the errors and a quantified discussion of the adjustments on each financial statement line item. Refer to ASC 250-10-50-7. Further, as applicable, revise to label the financial statements as restated. Lastly, please have your auditors revise their opinion to include an explanatory paragraph with regard to the correction of the errors in your previously issued financial statements. Refer to paragraph 18(e) of PCAOB AS 3101.

Plan of Distribution, page Alt-4

4. You indicate that the Reselling Shareholders may sell their shares "at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices." Please clarify, if true, that the Reselling Shareholders will sell at the same fixed price as the initial public offering until the ordinary shares are listed on the Nasdaq Capital Market.

General

5. We note you are registering for resale 2,301,274 ordinary shares held by All Wealthy International Limited., a company controlled by your Chief Executive Officer. Given the nature of the offering, including Mr. Koh's beneficial ownership and the size of the offering relative to the number of shares being offered by the company on a firm commitment basis, please provide us with an analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i) as opposed to an indirect primary offering and that All Wealthy International Limited, is not a statutory underwriter as defined in Section 2(a)(11) of the Securities Act of 1933.

Please contact Melissa Kindelan at 202-551-3564 or Chris Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan at 202-551-6756 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Marc J. Adesso